Exhibit 99.1

For Immediate Release

YY Group Welcomes Dian Xiao Er as a Partner for Premium Dining Experiences Enhanced by YY Circle’s Staffing Solutions

SINGAPORE, October 4, 2024 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), is proud to announce a strategic partnership with Dian Xiao Er Group Pte. Ltd. (“Dian Xiao Er”), the iconic restaurant chain best known for its signature Herbal Roasted Duck.

This collaboration will support all 17 Dian Xiao Er outlets in Singapore. With YY Circle’s cutting-edge staffing solution, Dian Xiao Er is set to scale efficiently while maintaining its world-class service and culinary excellence.

A Strategic Partnership for Global Growth: YY Circle App

As Dian Xiao Er ventures into international markets, YY Group’s YY Circle platform will be a key enabler for its growth. The platform’s advanced capabilities are designed to address the dynamic and evolving staffing needs of the restaurant industry. Through on-demand access to a flexible and reliable pool of casual laborers, Dian Xiao Er can optimize its workforce, ensuring consistent service quality.

The YY Circle platform goes beyond traditional staffing solutions by leveraging smart technology that streamlines the recruitment, scheduling, and deployment of staff. This ensures that Dian Xiao Er can meet demand during high-traffic hours, special events, and holidays.

By integrating YY Circle into their operations, Dian Xiao Er is equipped with the agility needed to adapt to the staffing complexities that come with entering new markets, all while maintaining the service excellence their customers expect.

Supporting Global and Local Operations

This partnership is not solely focused on local expansion; it also lays the foundation for future international partnership. The YY Circle platform offers scalability and operational support that enables Dian Xiao Er to expand with confidence, knowing that their staffing needs will be met seamlessly wherever they venture.

By optimizing workforce management through technology, Dian Xiao Er can focus on perfecting their craft and introducing their famous Herbal Roasted Duck to a global audience.

A Culinary Icon: Dian Xiao Er’s Herbal Roasted Duck

Dian Xiao Er is celebrated for its legendary Herbal Roasted Duck, a dish prepared with premium Cherry Valley ducks infused with a special blend of Chinese herbs such as dang gui.

Known for its tender meat and rich, aromatic flavor, this dish has become a hallmark of their menu and continues to draw loyal customers seeking both taste and wellness benefits.

Award-Winning Culinary Prestige

Dian Xiao Er’s commitment to delivering authentic, delicious Chinese cuisine has earned them numerous accolades like the 2023 Epicurean Star Award for the Best Asian Restaurant (Casual Dining) and The People’s Choice Award, solidifying their position as a top choice for locals and tourists alike.

Their dedication to quality and consistency has made them a standout in Singapore’s competitive dining scene, offering a perfect blend of tradition and modernity in every dish.

About YY Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences, YY Circle leverages app-based technology to optimize the labor sourcing market and the Internet of Things to revolutionize the cleaning industry.

For more information on the Company, please log on to https://yygroupholding.com/.

About YY Circle:

YY Circle is a leading provider of interactive social networking solutions, dedicated to connecting individuals through innovative technology. With a focus on user experience and community engagement, YY Circle aims to foster meaningful connections and empower individuals worldwide.

Investor Contact:

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com